September 16, 2005

James Hoodlet, Esq.
John Hancock Financial Services, Inc.
Post Office Box 111
Boston, Massachusetts 02117-0111

Re: John Hancock Variable Life Insurance Account N
        Initial Registration Statement on Forms N-6
        File No. 333-126668

Dear Mr. Hoodlet:

The staff has reviewed the above-referenced registration statement, which were received by the Commission on July 18, 2005. The registration statement received a selective review, based on a representation in your letter dated July 18, 2005 that the prospectus is substantially similar to the prospectus in a currently effective registration statement of John Hancock Variable Life Account S. Based on our limited review, we have the following comments on both registrations statements (page numbers below refer to the provided courtesy copy):

1.   Rider Charge Table – page 8

The entry for the enhanced cash value rider in the "Amount Deducted" section refers to a "Limiting Premium" that is stated in the Policy Specifications page of the policy. Please supplement the prospectus to provide some description of what this premium is and on what it is based.

2.   The Death Benefit – page 24

The prospectus notes in the third paragraph notes that recalculation of the death benefit pursuant to the minimum death benefit tests could exceed "our limits." Please supplement the prospectus to describe generally how these limits are determined.

3.   Maximum Premium Payments – page 26

The first bullet in this section refers to "Maximum Annual Premium." Please clarify supplementally if there is any relationship between this and the "Limiting Premium" referred to in the rider charge table.

4.   Maximum Premium Payments – page 26

The second bullet notes that you may refuse to accept additional premiums that increase your "investment risk." Please clarify in the prospectus how this risk is determined and how you determine whether it has been increased.

5.   Exhibits, Financial Statements, etc.

All exhibits, financial statements and certain other information not included in the registration statement must be filed in a pre-effective amendment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please respond to these comments with a pre-effective amendment to the registration statements or in a letter. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in writing.

Although we have completed an initial review of the registration statements, each is subject to further review after initial comments are resolved. Accordingly, we reserve the right to make further comments to the registration statements and to any forthcoming pre-effective amendment. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 942-0552. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760 and my email address is eisensteinh@sec.gov.

Sincerely,

Harry Eisenstein
Senior Counsel
Office of Insurance Products

Filename: 9-2-05 comments.doc
Directory: F:\OIPR\Old Filing Reviews\Closing Forms
Template:

                      C:\Users\EISENSTEINH\AppData\Roaming\Microsoft\Templates\
     Normal.dotm
Title: DRAFT 8/22/01
Subject:
Author: us
Keywords:
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